Sutor Technology Group Limited
No 8, Huaye Road
Dongbang Industrial Park
Changshu, China, 215534

June 4, 2006

By EDGAR Transmission and by Hand Delivery

Ms. Dorine H. Miller
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Sutor Technology Group Limited Registration Statement on Form S-1 Filed on March 20, 2007 File No: 333-141450

On behalf of Sutor Technology Group Limited (“Sutor” or the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated April 20, 2007, providing the Staff’s comments with respect to the above referenced registration statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

The Company

Overview of Our Business. page 2

1.    The staff notes that the prospectus includes publicly available information and statistics regarding the steel industry which the company obtained from a variety of sources. For each source of information named at the bottom of page 2, discuss any relationship or lack thereof between the named sources and the company, its officers and directors, and its affiliates.

Sutor’s Response: There is no relationship between the Company, its officers and directors, and its affiliates and any each of the named sources. As we disclosed in the Registration Statement, the information cited in the Registration Statement is publicly available for free and has not been specifically prepared for us for use in the Registration Statement or otherwise.

2.    Please advise the staff supplementally whether you have notified each named third party source as to the use of its name or report in the registration statement.

Sutor’s Response: Because the information provided by these third party sources is publicly available for free, we did not notify any of the named third party sources of data as to the use of its name or report in the Registration Statement.

3.    The staff notes the disclaimer relating to the publicly available information which has been included in the prospectus. While it may be acceptable to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for statements made in the document. Please revise.

Sutor’s Response: Per the Staff’s comments, we have deleted the disclaimer from the Registration Statement.

Background and History of Sutor Steel Technology Co., Ltd. and its Operating Subsidiaries and Affiliates, page 3

4.    We read here and on page 29 that the holders of your Series A Preferred Stock had “98 votes per share.” Given similar disclosures elsewhere in your document, such as Note 10, stating that the holders of your Series A Preferred Stock had “9.8 votes per share,” we assume your reference to 98 votes per share is a typo. Please advise or revise.

Sutor’s Response: The certificate of designation established the terms of Series A Preferred Stock and holders of the Company’s Series A Preferred Stock vote together with the holders of the Company’s common stock with each share of Series A Preferred Stock entitled to 98 votes per share and each share of Series A Preferred Stock is convertible into 98 shares of the Company’s common stock. However, the conversion ratio and voting rights of the Series A Preferred Stock are subject to adjustment for any subsequent stock splits of the Company’s common stock. On March 6, 2007, the Company effected a 1-for-10 reverse stock split of the Company’s issued and outstanding common stock. As a result of such reverse stock split, the conversion ratio of each share of the Company’s Series A Preferred Stock to the Company’s common stock changed from 98:1 to 9.8:1 and the number of per share of Series A Preferred Stock was reduced from 98 votes per share to 9.8 votes per share. We have revised the relevant language in the Registration Statement to clarify the change of Series A Preferred Stock’s voting power caused by the reverse stock split.

5.    We note your discussion of the March 6, 2007 1-for-10 reverse stock split. Please revise to state, if true, that you have retroactively restated all shares and per share amounts throughout your filing for this reverse split.

Sutor’s Response: Per the Staff’s comments, we have revised the Registration Statement and retroactively restated all shares and per share amounts throughout the Registration Statement for the 1-for-10 reverse stock split.

6.    Identify the person(s) who controls Huaye (Hong Kong) International Group Limited.

Sutor’s Response: Huaye (Hong Kong) International Group Limited is 40% owned by Lifang Chen, the Company’s chairman of the board of directors, and 60% owned by Feng Gao, Ms. Chen’s husband.

7.    Expand the disclosure in the third paragraph:

•	to specify what net losses you are referring to;

Sutor’s Response: Net losses refer to net losses incurred by Changshu Dongbang Sewage Treatment Co., Ltd. during the period from November 2005 to November 2006.

•	to discuss how net losses in excess of $102,000 will be handled between Changshu Huaye and Dongbang Asset;

Sutor’s Response: Any net losses in excess of $102,000 will be 50% borne by Dongbang Asset and 50% borne by Dongbang Sewage.

•	to disclose the time period for determining the amount of net losses; and

Sutor’s Response: The time period is November 2005 to November 2006.

•	to state whether or not Changshu Huaye paid any additional consideration in exchange for Dongbang Asset assuming all net losses up to approximately $102,000.

Sutor’s Response: Changshu Huaye did not pay any additional consideration in exchange for Dongbang Town assuming all net losses up to approximately $102,000.

Based on the Staff’s comments above, we have revised the relevant language in the Registration Statement as follows:

Changshu Huaye also owns 90% of Changshu Dongbang Sewage Treatment Co., Ltd. or “Dongbang Sewage,” which was incorporated in China in 2005 with registered capital of approximately $625,000. Dongbang Sewage provides sewage treatment services to Changshu Huaye and Jiangsu Cold-Rolled as well as to the households in Dongbang Town. Dongbang Asset Management Company or “Dongbang Asset,” a company owned by Dongbang Town, owns the other 10% interest in Dongbang Sewage. Under an agreement between Dongbang Town and Dongbang Sewage, dated November 16, 2005, net losses up to RMB 800,000 (approximately $102,000) incurred by Dongbang Sewage during the period from November 2005 to 2006 would be borne by Dongbang Town, and any net losses exceeding RMB 800,000 would be borne by Dongbang Town and Dongbang Sewage equally. After November 2006, any losses incurred by Dongbang Sewage shall be borne by Dongbang Sewage.

Acquisition of Sutor Steel Technology Co., Ltd. and Our Related Equity Financing Transaction, page 4

8.    State the per share price at which the 3,947.356 shares were issued for $12 million in the securities purchase agreement.

Sutor’s Response: On a pre-conversion, pre-reverse split basis, the per share price of Series B Preferred Stock was $304 and was reduced to $3.04 per share of common stock upon conversion and effectiveness of the reverse stock split. We have revised the Registration Statement to provide such per share price information.

9.    Disclose or include a cross-reference to a discussion in MD&A of the purchase price paid by Sutor Steel Technology Co., Ltd. to acquire Changshu Huaye and Jiangsu Cold-Rolled in November, 2006, the manner in which the purchase price was determined, and by whom. Disclose the registered capital of each entity on the purchase date.

Sutor’s Response: Sutor Steel Technology Co., Ltd. paid RMB 100,493,900 (approximately $12.6 million) and RMB 120,445,700 (approximately $15.1 million) to purchase Changshu Huaye and Jiangsu Cold-Rolled, respectively. The purchase prices were determined based on the asset appraisal reports issued by Beijing Yongto Auditing Firm, Jiangsu Branch. The registered capital of Changshu Huaye and Jiangsu Cold-Rolled was $10 million and $36 million on the purchase date, respectively.

We have revised the Registration Statement to provide the following:

Sutor Steel Technology Co., Ltd. was incorporated in the BVI in August 2006 and has two wholly owned subsidiaries through which all operations are conducted: Changshu Huaye and Jiangsu Cold-Rolled, which were acquired from Shanghai Huaye and Hong Kong Huaye with a purchase price of RMB 100,493,900 (approximately $12.6 million) and RMB 120,445,700 (approximately $15.1 million), respectively. The purchase prices were determined based on the appraisal report issued by Beijing Yongto Auditing Firm, Jiangsu Branch. The management believes the purchase prices paid for Changshu Huaye and Jiangsu Cold-Rolled were negotiated at arm’s length and represented fair market value of Changshu Huaye and Jiangsu Cold-Rolled. Changshu Huaye was incorporated in China as a foreign investment enterprise on January 17, 2003 with registered capital of $10 million. Jiangsu Cold-Rolled was incorporated in China on August 28, 2003 as a foreign investment enterprise with registered capital of $36 million. Changshu Huaye also owns 90% of Dongbang Sewage which was incorporated in January 2005 with a registered capital of $625,000.

10.   State whether or not in management's opinion the purchase price paid for Changshu Huaye and Jiangsu Cold-Rolled in November, 2006 are believed to be on terms that were at least as favorable to the registrant and its affiliates and those which could have been obtained from unrelated parties.

Sutor’s Response: The management believes that the purchase prices paid for Changshu Huaye and Jiangsu Cold-Rolled were negotiated at arm’s length and represented fair market value of Changshu Huaye and Jiangsu Cold-Rolled.

Summary Consolidated Financial Information, page 6

11.   Here and throughout your filing where you disclose tabular financial data, please clearly label any unaudited data as "unaudited- for the benefit of your investors.

Sutor’s Response: We have revised the Registration Statement accordingly.

Selected Consolidated Financial Data, page 14

12.   Please tell us what consideration you gave to presenting balance sheet data for the same fiscal periods for which you are presenting income statement data. In this regard, it appears that you should also disclose balances at June 30, 2003 and 2004. Refer to Item 301(a) of Regulation S-K.

Sutor’s Response: We note your comment. The Selected Consolidated Financial Data has been revised to include balances for June 30, 2003 and 2004.

13.    Please tell us what consideration you gave to disclosing total long-term obligations for each period presented. In this regard, it appears that you had long-term debt of $2.4 million at June 30. 2005. Refer to Instruction 2 to Item 301 of Regulation S-K.

Sutor’s Response: We note your comment. The table has been revised to include long-term obligations for each applicable period.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Acquisition of Sutor and Related Financing, page 18

14.    In the fourth paragraph, you should discuss all material “make good” provisions of the escrow agreement between Ms. Chen and the registrant.

Sutor’s Response: Per the Staff’s comments, we have revised the Registration Statement to include all material “make good” provisions of the escrow agreement between Ms. Chen and the investors of the Company.

15.    Please give us a detailed legal analysis why you believe you have a completed private placement, given the escrow arrangement described here.

Sutor’s Response: We believe the private placement was completed on February 1, 2007 because the make good escrow agreement was not designed to affect, and does not operate to affect, the completion of the issuance and sale of the Company’s common stock in the February 2007 private placement transaction. Once the investors signed the securities purchase agreement, they were irrevocably bound to purchase a set number of Sutor’s Series B Preferred Stock for $304 per share. The purchasers of the Series B Preferred Stock had no contractual put rights or rights of rescission. Each investor made its investment decision on or before the closing and had no further investment decision to make post-closing, notwithstanding the existence of the make good escrow. Even though the make good escrow arrangement would allow the February 2007 investors to receive more shares from Ms. Chen if the Company fails to reach certain financial thresholds in 2007 and 2008, the achievement of such financial thresholds is not within the investors’ control and the investors cannot cause such financial thresholds not to be satisfied. The make good escrow arrangement functions as an anti-dilution adjustment that is common in many private placement transactions and is a post-closing covenant undertaken by Ms. Chen, not the Company or any holder of the Series B Preferred Stock.

Based on the foregoing, the Company believes that the purchase and sale of its Series B Preferred Stock in the February 2007 financing has been completed and that the make good escrow arrangement, in no way affects the completion or consummation of the purchase and sale of the Company’s Series B Preferred Stock to the investors in that transaction.

16.    Disclose the amount of after-tax net income recorded as of a current date and management’s opinion as to the likelihood that minimum threshold levels set for fiscal year ended June 30, 2007 will be achieved.

Sutor’s Response: The Company’s net income for the nine months ended March 31, 2007 was $11,847,295. The Company has a policy not to issue any forward-looking statements until the occurrence of forward-looking events reaches certain level of certainty. Even though the Company anticipates that it will meet the minimum net income threshold for fiscal year 2007 set forth in the make good escrow agreement and is working diligently toward this goal, the Company does not think it has reached that level of certainty to give a forward-looking statement as suggested by the Staff at this point.

17.    Discuss how you will determine the number of additional shares of common stock issuable to the private placement investors, in the event the minimum after-tax net income levels are not achieved.

Sutor’s Response: Per the Staff’s comments, in the Registration Statement we have disclosed how we determine the number of additional shares of common stock issuable to the private placement investors, in the event the minimum after-tax income levels are not achieved.

18.    Disclose the amount of net proceeds from the registrant from the securities purchase agreement dated February 1, 2007.

Sutor’s Response: We have revised the Registration Statement to provide the amount of net proceeds from the registration which is $10.57 million.

Reliance on Shanghai Huaye. page 20

19.    Please provide to the staff supplementally information on the revenues, earnings, and assets of Shanghai Huaye for the last two fiscal years. We may have further comments.

Sutor’s Response: The following information is taken from the website of Shanghai Huaye Iron & Steel Group Co., Ltd. “Set up in 1991, Shanghai Huaye Iron & Steel Group Co., Ltd. is composed of steel processing, retailing, distributing and logistics, enjoying perfect reputation in domestic and overseas market. In July 2005,Shanghai Huaye Iron & Steel Group Co., Ltd ranked 165th among the top 500 enterprises of China, and the 7th among privately owned enterprises of China.” Shanghai Huaye Iron & Steel Group Co., Ltd. has provided to us the following information about their operating activities: 2005: revenue was $2.1 billion, earnings were $50.4 million and total assets were $511.4 million; 2006: revenue was $2.3 billion, earnings were $66.9 million and total assets were $854.1 million. This information was provided to us by management of Shanghai Huaye Iron & Steel Group Co., Ltd. at our request, but we do not know if this financial information was specifically prepared for us. We also do not know if this financial data has been audited by an independent accountant. The Company has not independently verified the information and cannot guarantee its accuracy, completeness or reliability.

In accordance with FIN 46R paragraph 5, Shanghai Huaye Iron & Steel Group Co., Ltd. is not a variable interest entity because its equity exceeds 10% of its total assets. In addition, the Company does not hold a variable or any other interest in Shanghai Huaye Iron & Steel Group Co., Ltd. and it is not dependent on us for financial support nor is the Company the primary beneficiary of its expected income or liable for its expected losses. This is evidenced by the Company having had a payable to Shanghai Huaye Iron & Steel Group Co., Ltd. for all periods presented in the financial statements of up to $15 million.

20.    Discuss the availability of raw materials to Shanghai Huaye.

Sutor’s Response: At the Company’s request, Shanghai Huaye Iron & Steel Group Co., Ltd. has provided us the following information regarding the raw materials available to it. Shanghai Huaye Iron & Steel Group Co., Ltd. maintains a global supplier network as it has entered into a global strategic agreement with 188 steel companies in 50 countries. Historically, we have not experienced any extraordinary problems regarding availability of raw materials in the past from Shanghai Huaye Iron & Steel Group Co., Ltd. or any other of our other suppliers of raw materials and we do not currently know of or anticipate any extraordinary problems in the future in respect of our ability to source raw materials; however, we can provide no assurance that such problems will not materialize in the future. Please see our risk factor regarding availability of raw materials.

21.    We note in your risk factors section the discussion of potential conflicts of interest which may arise as a result of Ms. Chen's interest in the registrant and Shanghai Huaye. Discuss what steps are in place to prevent such conflicts of interest from occurring, and how conflicts of interest will be resolved once they occur.

Sutor’s Response: Ms. Chen is bound by her fiduciary duty as our director to act in the best interests of our Company and our shareholders when there are potential conflicts of interest arising as a result of Ms. Chen’s interest in the Company and Shanghai Huaye Iron & Steel Group Co., Ltd. In addition, we have adopted a code of ethics by which Ms. Chen is bound. Under our code of ethics, Ms. Chen should endeavor to avoid all situations that present an actual or apparent conflict of interest and all actual or apparent conflicts of interest must be handled honestly and ethically.

Results of Operations. page 20

22.    We note that your narrative analysis of results of operations beginning on page 21 analyzes your results at the consolidated level. Please revise to analyze your results at the reportable segment level. Refer to Item 303 of Regulation S-K and our Release 33-8350, available on our website at www.sec.govlruleslinterpl33-8350.htm.

Sutor’s Response: Per the Staff’s comments, we have revised the Registration Statement to analyze our financial results at the reportable segment level.

23.    We note that your analysis of changes to revenues mentions changes in sales volume and pricing, along with your expansion into new products such as AP Steel. Please revise your analysis of revenues for all periods presented to quantify the change in revenues attributable to each of these factors. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Sutor’s Response: Per the Staff’s comments, we have revised our analysis of revenues for all periods presented to quantify the change in revenue attributable to changes in sales volume, pricing and expansion into new products, respectively.

Liquidity and Capital Resources - Operating Activities, page 25

24.    We note that your explanation of your operating activities merely repeats information that an investor can find in your balance sheet. Please amend your disclosure to clearly describe the reasons for the changes in your working capital accounts, for example, we note that there have been significant fluctuations in advances from customers and advances to vendors Please explain the reasons for these and other significant changes.

Sutor’s Response: We have revised the Registration Statement per the Staff’s comments.

Obligations Under Material Contracts, page 27

25.    Your tabular disclosure of contractual obligations does not appear to include all of your future obligations. Please revise the table to include all contractual obligations, such as estimated interest payments related to outstanding debt and other long-term liabilities recorded under GAAP, including expected funding requirements for employee benefit plans. Alternatively, tell us how you determined that these obligations did not need to be included in this table. Refer to Item 303(a)(5) of Regulation S-IC and our Release 33-8182, available on our website at www.sec.gov/rules/final/33-8I82.htm.

Sutor’s Response: We note your comment. We have revised the table under Obligation Under Material Contracts to only include our long-term debt of $2,497,980 all of which is due within one year. As of June 30, 2006, we hold no capital or operating leases, purchase obligations or other long-term liabilities that are reflected on our balance sheet under GAAP.

Our Customer

Our Sales and Marketing Efforts, page 37

26.    Discuss the material terms of the contractual arrangements between the company and the four sales agents referred to in. the second paragraph. In addition, please file the contracts as exhibits or tell us why they are not material.

Sutor’s Response: Per the Staff’s comments, we have disclosed the material terms of the sales agreements that we entered into with our sales agents. In addition, we filed these agreements as exhibits to the Registration Statement.

27.    Discuss the material terms of any sales agreements between the registrant and Shanghai Huaye. Please also file these as exhibits, if material.

Sutor’s Response: The sales cooperation framework agreement between Changshu Huaye and Shanghai Huaye provides that Shanghai Huaye will negotiate and execute relevant sales contracts with clients in its own name based upon our agreement to the terms of the contracts for products manufactured by Changshu Huaye. Shanghai Huaye receives a 0.5% discount as a handling fee of the sales price to the unrelated third parties. The agreement has a one-year term and expires on December 31, 2007. A copy of the sales cooperation frame agreement was filed as Exhibit 10.8 to the Company’s current report on 8-K filed on February 2, 2007.

Regulation, page 40

28.    The staff notes that the company obtained an SGS Test report for 2005. Please clarify whether this is a report that you must obtain on annual basis or whether your 2005 report satisfies all requirements under which you are obligated for your export of products to the E.U. If you are not current in your report status, please discuss the potential adverse impact on the volume of company products exported to E.U.

Sutor’s Response: The SGS Test report does not need to be renewed annually. We hereby confirm that our 2005 report satisfies all requirements under which we are obligated for our export of products to the E.U.

Board of Directors, page 41

29.    State when the company intends to increase the size of its board of directors or state that you have not determined the approximate time you will take such action.

Sutor’s Response: The Company intends to increase the size of its board of directors in fiscal year 2008.

Employment Agreements, page 44

30.    Clarify the reference to "employee-at-will" and file the employment agreements as exhibits.

Sutor’s Response: The employment agreement provides that “employee-at-will” means either the employee or the Company may end the employee’s employment at any time, with or without cause, and with or without notice. The employment agreements between the company’s executive officers and the Company were filed as Exhibits 10.10, 10.11, 10.12 and 10.13 to the Company’s current report on form 8-K filed on February 2, 2007.

Selling Stockholders, page 45

31.    We note that the table of selling stockholders does not include a separate line item which totals the aggregate number of shares being offered by all selling stockholders listed in the table. Please include a total column in your revised prospectus.

Sutor’s Response: We have revised the selling stockholder table per the Staff’s comments.

32.    Disclose the per share price of the company common stock for each of the transactions discussed in the second, third and fourth paragraphs.

Sutor’s Response: We have revised the Registration Statement per the Staff’s comments.

33.    Please tell us whether any of the selling security holders are broker-dealers or affiliates of broker-dealers. Revise the prospectus to name the selling security holders who are broker-dealers and state that they are underwriters with respect to the shares that they are offering for resale.

Sutor’s Response: In the seventh paragraph under the “Selling Stockholder” section of the Registration Statement, we have provided that “except as specifically set forth in the footnote to the table below, no selling stockholder is a registered broker-dealer or an affiliate of a registered broker-dealer.” We have revised the prospectus to name the selling stockholders who are broker-dealers.

34.    If any selling security holders are affiliates of broker-dealers, revise to disclose the following:

•	that the selling security holders purchased in the ordinary course of business; and

•	that, at the time of purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Sutor’s Response: We have revised the Registration Statement per the Staff’s comments.

35.    If these selling security holders are unable to make these representations, please state that they are underwriters.

Sutor’s Response: We hereby confirm that all these selling stockholders are able to make these representations.

Stock Issued for Consulting Services Received, page 45

36.    Describe the services rendered by Heritage Management Consultants, Inc. in exchange for stock issued on January 9, 2007 and disclose the fair market value of the stock issued.

Sutor’s Response: Per the Staff’s comment, we revised our disclosure under the caption “Stock Issued for Consulting Services Received,” which now provides, in the pertinent part, that:

On January 9, 2007, pursuant to consulting agreements that we entered into with Heritage Management Consultants, Inc. or Heritage, Ye Zong and Jingshi Cai, dated January 8, 2007, we issued 5,000, 5,670, and 9,452 shares of our Series A Preferred Stock to Heritage, Ye Zong and Jingshi Cai, respectively, in consideration for the consulting services provided by them in assisting us to consummate the transactions contemplated by a share exchange agreement by and among BTHC, Sutor Steel Technology Co., Ltd. and the stockholders of Sutor Steel Technology Co., Ltd. On November 7, 2006, we entered into an assignment agreement with BTHC III, Inc., Sutor Steel Technology Co., Ltd. and its shareholders pursuant to which we agreed to assume all the rights, obligations and duties of BTHC under that share exchange agreement.

The shares were valued at $63,344, or $3.15 per share, based on the most recent price previously paid for the Series A Preferred Stock. These shares were subsequently converted into 197,196 shares of our common stock. The foregoing transfers were made in reliance upon exemptions provided by Section 4(2) of the Securities Act for the offer and sale of securities not involving a public offering and Regulation D promulgated thereunder. On May 2, 2007, Heritage gifted 41,650, 1,225 and 6,125 shares of its 49,000 shares of our common stock to Jim Groh, Yidong Cui and Gerard Pascale, respectively.

Financial Statements

General

37.    Please provide updated financial statements and related disclosures, as necessary, to comply with Article 3-12 of Regulation S-X.

Sutor’s Response: We note your comment. The financial statements and related disclosures have been update to March 31, 2007.

38.    Please provide an updated consent from your independent accountants in each amendment to your registration statement.

Sutor’s Response: We note your comment. An updated consent from our independent accountants is provided in this amendment.

Consolidated Balance Sheets_ page F-2

39.    We note your inclusion of the column labeled "December 31, 2006 Pro Forma Stockholders' Equity' on your consolidated balance sheet. We do not believe that it is appropriate to present this pro forma information on the face of your historical financial statements, although we would not object to a discussion of the conversion of the Series B preferred stock in your footnotes or to the presentation of this conversion in your stand-alone pro forma financial statements. Please revise.

Sutor’s Response: The financial statements have been updated to March 31, 2007, a date subsequent to the date of the conversion of the Series A and Series B preferred stock into common stock. Therefore, the conversions have been reflected in the March 31, 2007 balance sheet. There is no longer a need to present pro forma stockholders’ equity information on the face of the balance sheet under Section AU 560 of U.S. Auditing Standards, Subsequent Events, paragraph 5, and that information on the face of the balance sheet is no longer presented.

40.    Please revise your balance sheet and cash flow statement to separately present amounts from related party transactions. In this regard, in addition to the disclosure of amounts payable to related parties seen in Note 7, it appears from page 44 that you may also have receivables from related parties, and we assume that some of your advances to suppliers and from customers may also relate to related parties. Refer to Article 4-08(k)(I) of Regulation S-X.

Sutor’s Response: We note your comment. We have noted on the face of the balance sheet, income statement and statement of cash flows, the related party transactions with our affiliates. We have the right of off-set with our affiliates which results in a single line presentation. Note 7 to the financial statements has been modified to describe the nature of the amounts that have been netted.

Note 2 — Significant Accounting Policies
Trade Accounts, Other Receivables and Allowance for Doubtful Accounts, page F-8

41.    Please revise your footnote to briefly describe your other receivables. Supplementally tell us why the balances in your trade accounts receivable and other receivables fluctuate so much from period to period. Also tell us the settlement terms for your receivables.

Sutor’s Response: We note your comment. We have revised the note to briefly describe our other receivables. The increases in our trade receivables and other receivables from June 2005 to March 2007 are reflective and reasonably corresponds to the increases in our sales to third parties. Our receivables are due when invoiced. The majority of our receivables are collected within 90 days. As a result our allowances for bad debts are relatively small.

42.    We note that the allowances for doubtful accounts for your trade accounts receivable and your other receivables have fluctuated significantly over time. Please help us to understand where the increases to your allowance, which we assume are charged to bad debt expense, arc reflected in your statements of cash flows since there does not appear to be a non-cash reconciling items in your cash flows from operations. Also tell us how much of your trade accounts receivable and other receivables balances at June 30, 2006 and December 3 I , 2006 have been collected as of the latest practicable date.

Sutor’s Response: We note your comment. As noted in the response to comment 41, we do not think our allowance has fluctuated significantly and in fact our allowance is small because our collections have been timely. The changes in the allowances for trade and other receivables are included in the changes in trade accounts receivable, net, and other receivables, net, in cash flows from operating activities in the statements of cash flows. As of March 31, 2007, $19,920 of trade accounts receivable are over 90 days old, representing the collection of the remainder of the trade and other receivables that were outstanding at June 30, 2006 and December 31, 2006 . Management believes that the estimated uncollectible balances at March 31, 2007 are not materially different from the allowances provided against trade and other receivables at the dates presented in the financial statements.

Inventory, page F-S

43.    We note your disclosures on page 36 concerning your procurement agreement with your affiliate Shanghai Huaye. The existence of and terms of your agreement, including whether your affiliate offers you the same pricing and settlement terms that they receive from third parties, should be disclosed either here or in Note 7. Refer to paragraph 2 of SFAS 57.

Sutor’s Response: We note your comment. We have revised Note 7 to explain the terms for pricing and procurement with our affiliate Shanghai Huaye and to explain that those terms are the same that they receive from third parties.

Revenue Recognition, page F-8

44.    We note that most of your sales are made to Shanghai Huaye, an affiliate based on common ownership. Please tell us and disclose when you recognize revenue on sales to your affiliate and the terms of these sales, including whether the prices and settlement terms for sales to your affiliate differ from those for sales to third parties. Refer to paragraph 2 of SFAS 57. If you recognize revenue on sales to your affiliate when you ship products to them, please help us to understand how and why this policy is appropriate and complies with SAB 104, in light of the common ownership. It is not clear to us that it would be appropriate to recognize revenue on sales to your affiliate until they ship the products they purchased from you to unrelated third parties. In addition. based on your disclosures on pages 20 and 37, it appears that you make sales to independent sales representatives and independent distribution agents. Please tell us and disclose when you recognize revenue on sales to these parties, and supplementally tell us how your revenue recognition policy is appropriate and complies with SAB 104. These matters are unclear from your current disclosure.

Sutor’s Response: We note your comment. We have revised our disclosure under revenue recognition to indicate the terms regarding sales to our affiliates. We do not recognize revenue on sales to our affiliates until each affiliate has shipped the product to the unrelated third party customers. Revenue is recognized when the product is shipped to our independent sales representatives and independent distribution agents. We have not disclosed when we recognize revenue to them because they are the same as third party customers, notwithstanding their titles. In each case regarding sales to our sales representatives and independent distribution agents there is pervasive evidence that an arrangement exists, delivery has occurred, the price is fixed and determinable and collectibility is assured. We do not grant any rights to return our products.

Retirement Benefit Plans, page F-8

45.    Please revise to quantify your contributions for each period for which you present an income statement.

Sutor’s Response: We note your comment. We have revised our disclosure to include the contributions to our retirement benefit plans for each period presented in the income statements.

Note 10 — Stockholders Equity,_ page F-14

46.    Please revise your footnote to state. if true, that all share and per share amounts in your financial statements have been retroactively restated for the 1-for-10 reverse stock split that occurred in March 2007.

Sutor’s Response: We note your comment. We have revised note 10 to reflect that all share and per share amounts in the financial statements have been retroactively restated for the 1-for-10 reverse stock split that occurred in March 2007.

Note 14 — Subsequent Events. page F-17

47.    We read at the end of the first paragraph that the release of any shares from the escrow account under your Make Good Agreement would result in a dividend to the private placement investors of $304 per share released. Please reconcile this disclosure to your statement on page F-21 that the release of these shares from the escrow account would result in a dividend of $3.04 per share released. Revise as necessary.

Sutor’s Response: We note your comment. Since the transaction has been reflected in the financial statements as of March 31, 2007, the subsequent events note has been eliminated. Note 10 indicates that the release of the shares from the escrow account would result in a dividend of $3.04 per share released.

48.    Please revise to discuss the significant terms of the registration rights agreement made with your private placement investors. In this regard, you should explain the triggers for any penalties under this agreement and how such penalties are calculated. We believe this is an important obligation to discuss for your investors.

Sutor’s Response: We note your comment. We have revised note 10 to the financial statements to include the significant terms of the registration rights agreement.

Unaudited Pro Forma Condensed Consolidated Financial Information. Page F-22

49.    We note your disclosure of registration costs on page II-1. Please tell us what consideration you gave to accruing for these expenses in your pro forma balance sheet.

Sutor’s Response: We note your comment. The financial statements have been updated to March 31, 2007, a date subsequent to the date of the closing of the reverse merger with Bronze Marketing, Inc. and the fund raising that occurred in February 2007. All items have been reflected in the updated financial statements including the registration costs. Therefore, pro forma financial statements are not considered necessary as the only items that have not been reflected are operations of Bronze which are immaterial.

50.    We note your pro forma statements of operations. Please revise the line titled "net income" to clarify that you are presenting income from continuing operations before nonrecurring charges or credits directly attributable to the transactions. Refer to Article 11-02(b)(5) of Regulation S-X. In this regard, nonrecurring charges or credits directly attributable to the transactions, such as the consulting expenses discussed in your pro forma footnote A. should be presented in a pro forma footnote and included in your pro forma balance sheet, but should not be included on the face of your pro forma statement of operations.

Sutor’s Response: We note your comment. Please see our response to comment 49 above.

Item 15. Recent Sales of Unregistered Securities, page 11-1

51.    Discuss the principles relied upon in claiming the exemption from registration requirements pursuant to Regulation S.

Sutor’s Response: In response to the Staff’s comment, we revised the disclosure under Item 15 Recent Sales of Unregistered Securities and included the discussion of the principles that we relied upon in claiming the exemption from registration of the securities we sold pursuant to Regulation S. It now provides that:

In instances described above where we indicate that we relied upon Regulation S promulgated under the Securities Act in issuing securities, our reliance was based upon the following factors (a) each subscriber was neither a U.S. person nor acquiring the shares for the account or benefit of any U.S. person, (b) each subscriber agreed not to offer or sell the shares (including any pre-arrangement for a purchase by a U.S. person or other person in the United States) directly or indirectly, in the United States or to any natural person who is a resident of the United States or to any other U.S. person as defined in Regulation S unless registered under the Securities Act and all applicable state laws or an exemption from the registration requirements of the Securities Act and similar state laws is available, (c) each subscriber made his, her or its subscription from the subscriber’s residence or offices at an address outside of the United States and (d) each subscriber or the subscriber’s advisor has such knowledge and experience in financial and business matters that the subscriber is capable of evaluating the merits and risks of, and protecting his interests in connection with an investment in us.

Item 17. Undertakings, page II-4

52.    The Rule 415 undertakings should be revised to conform to the language set forth in Item 512(a) of Regulation S-K.

Sutor’s Response: We have revised the disclosure under Item 17. Undertakings in accordance with the requirements of Item 512(a) of Regulation S-K.

53.    Provide the undertaking required by Item 512(h) of Regulation S-K or revise the information in the second paragraph under “Item 14. Indemnification of Directors and Officers” on page II-I, so that it conforms to the language set forth in Item 512(h).

Sutor’s Response: Per the Staff’s comment, we have revised the disclosure under Item 17 Undertakings as required by Item 512(h) of Regulation S-K.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (01186-512) 512-52686688 or Joe Tiano, Esq. of Thelen Reid Brown Raysman & Steiner LLP, our outside special securities counsel at (202) 508-4306.

Sincerely, Sutor Technology Group Limited By:/s/ Guoxiang Ni Guoxiang Ni Chief Executive Officer